Exhibit 99.1

FOR IMMEDIATE RELEASE

G Medical Innovations (NASDAQ: GMVD) takes aggressive approach to protect shareholders by combatting naked shorting of GMVD shares with an investigation to end the criminal activity and ensure perpetrators will face aggressive legal action

Poised for expansion and growth, the company continues to process thousands of COVID-19 PCR and rapid antigen/flu testing; and its personal healthcare monitoring business expects sales growth via negotiations with major health systems.

Irvine, CA – March 30, 2022 – In the interest of protecting shareholders, G Medical Innovations Holdings Ltd. (NASDAQ: GMVD) announced that it has investigated aggressive naked short sales of its stock and is confident that it has identified the perpetrators of this illegal activity. The company will defend its shareholders by taking all regulatory and legal action against this criminal activity. It has instructed its legal department to contact the SEC, FINRA, and NASDAQ to conduct full investigations on their ends.

G Medical continues to demonstrate growth and commitment to expansion across its business units. Its wholly owned subsidiary, G Medical Tests and Services, Inc. as well as G-Medical Lab Services Inc. , continues to process thousands of COVID-19 PCR and rapid antigen/flu tests from its sites and is prepared for increased testing capacity, given new virus variants expected to emerge.

In addition, G Medical Innovations is involved in negotiations with numerous hospitals and healthcare systems for sales of its Prizma Care remote patient monitoring devices and services. Patients, cardiologists, and health providers across the country rely on G Medical’s innovative Prizma monitoring devices and services for accurate and reliable remote monitoring.

The company is planning a shareholder’s conference call soon. At that time, it will report on achievements during Q1 2022.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial-stage healthcare company engaged in the development of next-generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical is using forward-looking statements when it discusses that it continues to process thousands of COVID-19 PCR and rapid antigen/flu tests from its sites and is prepared for increased testing capacity, given new virus variants expected to emerge. Because such statements deal with future events and are based on G Medical’s and McDade Products’ current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical and McDade Products could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, the registration statement on Form F-1 filed on February 14, 2022 (registration no. 333-262724) and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical and McDade Products are not responsible for the contents of third-party websites.

Investor Relations CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com

# # #